Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Tel: 212-370-1300 Fax: 212-370-7889

July 26, 2021

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Timothy Collins

Re:         Digital World Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 8, 2021

File No. 333-256472

Dear Mr. Collins:

Digital World Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 22, 2021, regarding the Amendment No. 1 to Registration Statement on Form S-1 on July 8, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 8, 2021

Risk Factors

The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 56

1.    The quantified disclosure in this risk factor does not appear to be consistent with the terms of this offering or the assumptions provided. For example, it is not clear why you have assumed $5,000,001 for your initial business combination in the trust account given the other assumptions provided. Please revise or advise.

In response to the Staff’s comment, the Company has revised this risk factor on page 56.

General

2.     Please revise the fee table and footnotes to the fee table to reference the correct number of units and warrants being offered, including units which may be issued upon exercise of the 45-day option granted to the underwriters to cover over-allotments, if any. For example, footnote 2 to the fee table does not appear to be accurate with respect to the units and redeemable warrants related to the over-allotment, and the fee table only reflects 12,650,000 warrants, which does not appear to include all warrants included as part of the 34,500,000 units.

In response to the Staff’s comment, the Company has revised the fee table and footnotes.

3.     Please revise your disclosure throughout your filing to clarify the amount of the deferred underwriting fee. For example, we note your disclosure on your prospectus cover page that $10,500,000 will be placed in the trust account, payable to the underwriters for deferred underwriting commissions. However, we also note your reference on page 19 to $3,750,000 in deferred underwriting commissions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 47, 56, 71, 72 and 77 to clarify the amount of the deferred underwriting fee.

Thank you for your assistance with this filing. We will provide the missing information and/or documents as soon as they are available. Please contact me at (212) 370-1300 if you have any additional questions or require further information.

Very truly yours,

/s/ Wei Wang
Wei Wang